Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. — Name and Address of Company:

IAMGold Corporation
5th Floor, 220 Bay Street
Toronto, Ontario
M5J 2W4

Item 2. — Date of Material Change:

September 30, 2004.

Item 3. — News Release:

A news release was issued by IAMGold Corporation ("IAMGold") on September 30, 2004 at Toronto, Canada through Canada NewsWire.

Item 4. — Summary of Material Change:

On September 30, 2004, IAMGold entered into a purchase agreement (the "Purchase Agreement") with Gold Fields Limited ("Gold Fields"), Gold Fields Ghana Holdings Limited and Gold Fields Guernsey Limited (collectively, the "Vendors") regarding the sale to IAMGold of all of the interests of Gold Fields in certain of the direct and indirect subsidiaries of Gold Fields which collectively hold the assets of Gold Fields located outside the Southern African Development Community (the "SADC"). A copy of the news release issued by IAMGold regarding the transaction is attached hereto as schedule A. A copy of Gold Fields' terms announcement was filed on SEDAR on September 30, 2004. A copy of the Purchase Agreement will be filed separately as a material contract on SEDAR.

Item 5. — Full Description of Material Change:

On September 30, 2004, IAMGold entered into the Purchase Agreement regarding the sale to IAMGold of all of the interests of Gold Fields in certain of the direct and indirect subsidiaries of Gold Fields (the "Acquired Companies") which collectively hold the assets of Gold Fields located outside the SADC (the "Acquired Interests").

The assets held by the Acquired Companies include, among other things, the St. Ives and Agnew mines in Australia, an effective 71.1% interest in each of the Tarkwa and Damang mines in Ghana (an effective 18.9% interest in such mines already being owned indirectly by IAMGold), the Arctic Platinum project in Finland, the Cerro Corona project in Peru (subject to Gold Fields acquisition of this project) and a portfolio of exploration projects.

The Purchase Agreement provides that the consideration for the Acquired Interests will consist of 351,690,218 common shares of IAMGold ("Common Shares"), which will represent approximately 70% of the Common Shares outstanding on a fully-diluted basis upon the completion of the transaction, together with an additional number of Common Shares to be calculated in accordance

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with the Subsequent Subscription Adjustment, as defined in the Purchase Agreement (the "Consideration Shares").

The Subsequent Subscription Adjustment is to be determined by reference to the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from June 24, 2004 through to the date of completion of the transaction (the "Completion Date"), net of dividends or other distributions made from the Acquired Companies or the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees to be paid in the ordinary course of business (the "Net Cash Subscription Amount"), provided that the Net Cash Subscription Amount may not exceed US$50 million in the aggregate. The Subsequent Subscription Adjustment will be equal to the number of Common Shares that results from the division of the Net Cash Subscription Amount by the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange, converted into US dollars, over the 20 business days immediately preceding the Completion Date.

The Purchase Agreement also provides that IAMGold will declare and pay a special dividend of Cdn$0.50 per Common Share to the shareholders of record of IAMGold at the close of business on the business day preceding the Completion Date.

In conjunction with the completion of the transaction, the name of IAMGold will be changed to "Gold Fields International Limited" or another name to be mutually agreed upon by Gold Fields and IAMGold (with references to IAMGold in this material change report including IAMGold following such name change where applicable), and the number of directors of IAMGold will be increased to ten, with three of the eight current directors of IAMGold remaining as directors and seven individuals nominated by Gold Fields becoming directors of IAMGold. It is anticipated that Gordon Parker (a current director of Gold Fields) will be Chairman of IAMGold, William Pugliese (currently Chairman of IAMGold) will be Deputy Chairman, Chris Thompson (currently Chairman of Gold Fields) will be President and Chief Executive Officer, John Munro will be Chief Operating Officer, Grant Edey (currently the Chief Financial Officer of IAMGold) will be Senior Vice President Finance, Jim Aronstein will be General Counsel, and Craig Nelsen will head the exploration and corporate development function (Messrs. Munro and Nelsen will resign from their current positions with Gold Fields at the completion of the transaction). The Gold Fields nominees to the board of IAMGold will include Ian Cockerill and Nick Holland, currently CEO and CFO, respectively, of Gold Fields.

For so long as Gold Fields is subject to South African regulatory requirements, IAMGold has agreed to provide Gold Fields with anti-dilution rights (the "Anti-Dilution Rights"). These rights include pre-emptive rights that enable Gold Fields and its affiliates to purchase as many shares of IAMGold as is necessary to maintain beneficial ownership of not less than 50.1% (or such lesser percentage as may be required or permitted from time to time by South African regulatory requirements) (the "Minimum Ownership Level") of the outstanding common shares of IAMGold on a fully diluted basis from time to time. IAMGold may not under any circumstances whatsoever issue equity securities or options, whether or not Gold Fields exercises its Anti-Dilution Rights in respect thereof, if as a result, Gold Fields could fall below the Minimum Ownership Level. The Anti-Dilution Rights entitle Gold Fields to maintain its ownership interest from time to time by participating in any issuance of IAMGold equity securities for cash at the same price as other purchasers. In the case of a non-cash issuance, Gold Fields is entitled to participate to the extent necessary to enable it to maintain its interest at the Minimum Ownership Level at a cash price equal to the prevailing market price or fair value of the securities being offered. The Anti-Dilution Rights also restrict IAMGold's

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ability to issue shares in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields pre-emptive rights.

Gold Fields has agreed not to dispose of less than all of the securities of IAMGold owned by Gold Fields or any of its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African regulatory authorities.

The transaction is subject to the following principal conditions precedent: (a) the approval, to the extent necessary, of any regulatory authorities having jurisdiction over the transaction, including the JSE Securities Exchange (the "JSE") and Canadian securities regulators; (b) the approval by shareholders of Gold Fields (voting in person or by proxy) holding a majority of the outstanding shares of Gold Fields at the general meeting to be held to approve the transaction; (c) the approval by a majority of shareholders of IAMGold (voting in person or by proxy) holding a majority of the outstanding Common Shares at the special meeting to be held to approve the transaction; (d) the listing of the Consideration Shares on the TSX and the NYSE (or, failing the NYSE, the AMEX) and confirmation from the TSX and NYSE/AMEX that the Consideration Shares will not be subject to escrow arrangements; (e) obtaining third party consents and releases from certain guarantees and obligations of Gold Fields and its subsidiaries (other than the Acquired Interests) in respect of the Acquired Interests, releases from certain cross-guarantees and obligations flowing from the Acquired Interests in favour of Gold Fields or its subsidiaries other than the Acquired Interests and the consent of Mvelaphanda Resources Limited to the assignment of Gold Fields' exploration rights outside of SADC; (f) no person having acquired beneficial ownership of 20% or more of the outstanding Common Shares prior to completion of the transaction; (g) IAMGold entering into an agreement granting to Gold Fields the Anti-Dilution Rights; (h) the absence of any changes, effects, occurrences or states of facts, other than those affecting the economy and markets generally (including changes to the gold price and currency exchange rates), that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Interests or IAMGold; and (i) Gold Fields and IAMGold obtaining all necessary governmental consents for the transaction.

Gold Fields has received approval for the transaction from the South African Reserve Bank (the "SARB") on the basis that: (a) Gold Fields maintains the Minimum Ownership Level in IAMGold; (b) Gold Fields, in order to maintain the Minimum Ownership Level, will be permitted, subject to the approval of the SARB on a case-by-case basis, to follow its rights in any equity capital market fund raising by IAMGold by using funds sourced from within South Africa, provided that (i) funds sourced from within South Africa are to be applied towards capital expenditures on a specific project or towards the funding of a corporate acquisition by IAMGold; (ii) the financing of the following of such rights must be completed within the foreign direct investment limits or other exchange control policy parameters prevailing at such time; and (iii) IAMGold will be permitted to pursue subsequent corporate acquisitions or projects without seeking prior approval from the SARB on the following terms (A) the acquisition or project should be in the same line of business that it is currently pursuing - i.e. the mining of gold as well as platinum group metals, (B) any acquisition or project that is pursued would also be subject to IAMGold maintaining an ownership interest of at least 50.1% therein, (C) any financing arrangements relating to such an acquisition must be without recourse to South Africa, (D) any acquisition or project pursued by IAMGold should result in a benefit to South Africa over the longer term (over and above the normal benefits in terms of added value through such acquisitions or projects, Gold Fields has agreed to use its reasonable commercial endeavours to source technical skills from South Africa in developing any acquisitions, consider procurement opportunities from South Africa and investigate the possibility of providing employment opportunities in areas where specific expertise is required and is available), and (E) Gold Fields is

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required to report back to the SARB after any acquisition, giving full details of the acquisition and the financing mechanisms and details of the specific benefits accruing to South Africa. The SARB has agreed to allow the annual earnings of IAMGold to be retained offshore to the extent required for working capital, funds for expansion programmes and projects, corporate acquisitions and debt servicing. In this regard Gold Fields is required to report annually to SARB on IAMGold's requirements.

IAMGold appointed RBC Capital Markets ("RBC") as an independent financial advisor to advise the special committee of the directors of IAMGold on the fairness of the transaction. The special committee and directors of IAMGold have received an opinion from RBC in a form and substance satisfactory to them that, as of the date of the opinion, the consideration under the transaction is fair, from a financial point of view, to IAMGold.

Upon the completion of the transaction, Gold Fields and IAMGold will also enter into a relationship agreement to govern their ongoing relationship, including the treatment of potential corporate opportunities and conflicts of interest, and to provide for independent committees to oversee the relationship agreement.

In the Purchase Agreement, IAMGold and Gold Fields have agreed that, subject to company law and other legal and regulatory requirements applicable to IAMGold and Gold Fields respectively (collectively "Legal Requirements"), they will not, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to any inquiries or proposals other than the transaction (each an "Acquisition Proposal") regarding (i) in the case of IAMGold, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGold, or (ii) in the case of Gold Fields, any transaction (other than certain permitted public market transactions) which would or could result in the acquisition by any other person of any or any part of the Acquired Companies and the Acquired Interests; (b) participate in any discussions or negotiations regarding any Acquisition Proposal; (c) withdraw or modify in a manner adverse to the other party thereto the approval of its directors of the transaction; (d) agree to, approve or recommend an Acquisition Proposal; or (e) enter into any agreement related to an Acquisition Proposal; provided, however, that subject to complying with the provisions of the Purchase Agreement, the foregoing will not, among other things, (i) prevent IAMGold from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGold gives Gold Fields written notice of its intention to do the same, or (ii) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the transaction and such Acquisition Proposal as may be required pursuant to Legal Requirements if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to meet Legal Requirements, provided that Gold Fields is precluded from accepting or entering into any agreement in respect thereof prior to the termination of the Purchase Agreement.

The Purchase Agreement provides that IAMGold will not, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

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(a)	the directors of IAMGold have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in the Purchase Agreement);

(b)	Gold Fields has been provided with a copy of the document containing such Superior Proposal;

(c)
five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGold to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (i) Gold Fields has not, within such five business day period, made an offer in writing which purports to at least match the Superior Proposal (a "Matching Offer"), or (ii) Gold Fields has made a Matching Offer and the directors of IAMGold determine in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction (A) which is equivalent or superior, from a financial point of view, to IAMGold to the Superior Proposal, or (B) the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under Legal Requirements;

(d)	if Gold Fields has elected not to match the Superior Proposal or if a Matching Offer is not accepted by IAMGold, IAMGold terminates the Purchase Agreement; and

(e)	IAMGold pays the termination fee required to be paid pursuant to the provisions of the Purchase Agreement.

The Purchase Agreement defines "Superior Proposal" as a bona fide unsolicited Acquisition Proposal received by IAMGold (a) that is not conditional on obtaining financing, and (b) in respect of which the directors of IAMGold have determined in good faith, after consultation with and receiving advice from, as appropriate, its financial, legal and other advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction (i) which is superior, from a financial point of view, to IAMGold and/or its shareholders to the transaction, or (ii) the acceptance of which by IAMGold would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under Legal Requirements.

The Purchase Agreement provides that if:

(a)	IAMGold terminates the Purchase Agreement in circumstances where Gold Fields has elected not to match a Superior Proposal or if a Matching Offer is not accepted by IAMGold; or

(b)
the Purchase Agreement is terminated following public disclosure by Gold Fields of its withdrawal from or modification of the transaction and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to a Legal Requirement;

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then IAMGold (in the case of an event referred to in paragraph (a)) or Gold Fields (in the case of an event referred to in paragraph (b)) shall pay to the other an amount in cash equal to US$20 million (the "Termination Fee") in immediately available funds.

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Joseph F. Conway
President and Chief Executive Officer
IAMGold Corporation

Telephone:	(416) 360-4712
Fax:	(416) 360-4750

Item 9. — Date of Report:

October 8, 2004.

SCHEDULE A

SIGNING OF THE DEFINITIVE AGREEMENT BETWEEN
GOLD FIELDS LIMITED AND IAMGOLD CORPORATION

30 September 2004

Toronto, Canada and Johannesburg, South Africa, September 30, 2004 -

Further to the announcement of August 11, 2004, Gold Fields Limited (JSE, NYSE:GFI) ("Gold Fields") and IAMGOLD Corporation, (TSX:IMG; AMEX:IAG) ("IAMGOLD") today announced that they have signed a definitive agreement setting out the terms on which IAMGOLD will acquire the assets of Gold Fields outside of the Southern African Development Community (the "SADC"). Under the definitive agreement, IAMGOLD will issue, subject to adjustment, to Gold Fields 351,690,218 fully paid common shares in consideration for Gold Fields’ non-SADC mining, development and exploration assets. The transaction will result in Gold Fields owning approximately 70 percent of the fully diluted equity of the enlarged company. In addition, shortly before completion, IAMGOLD shareholders (other than Gold Fields), registered as such on a record date prior to closing of the transaction, will receive a special cash dividend of C$0.50 per IAMGOLD share. For Canadian RRSP purposes, the enlarged company will remain a Canadian corporation.

Subject to the approval of the Johannesburg Securities Exchange ("JSE"), an information circular setting out full details of the transaction will be mailed to shareholders of record of Gold Fields and IAMGOLD on or around 10 November 2004. The transaction remains subject to approval by IAMGOLD and Gold Fields shareholders and satisfaction of certain other conditions precedent, including the receipt of all required regulatory approvals. The date for the shareholder meetings, expected to occur in early to mid-December, will be provided in the information circulars to be mailed to shareholders and a further announcement will be made at that time. The transaction is expected to close on or around 31 December 2004.

Following closing of the transaction, the name of the newly created corporation will be changed to Gold Fields International Limited ("Gold Fields International").

Overview of Gold Fields International

Gold Fields International will have interests in six operating mines: four in West Africa (Tarkwa and Damang in Ghana, Sadiola and Yatela in Mali) and two in Australia (St. Ives and Agnew) with 2005 forecast production totaling 2.0 million ounces of gold. In addition, Gold Fields International will have two near-term greenfield development projects, located in Finland (Arctic Platinum) and, subject to completion of the acquisition thereof, Peru (Cerro Corona), along with various royalty interests and an attractive portfolio of advanced-stage exploration projects in Latin America, Canada, Australia, China and Africa.

For further details, please see the Terms Announcement that has been issued by Gold Fields via SENS and is available on Gold Fields web site: www.goldfields.co.za; or IAMGOLD’s website: www.iamgold.com

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, estimated operating results, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Gold Fields to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, risks related to the integration of acquisitions, increased production costs, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, currency devaluations, labour disruptions; changes in government regulations, particularly environmental regulations, changes in exchange rates, inflation and other macro-economic factors, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for IAMGOLD and the Form 20-F for Gold Fields as on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Gold Fields have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date of this document.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the annual information form of IAMGOLD for the year ended December 31, 2003, and material change reports filed by IAMGOLD since January 1, 2003 available at www.sedar.com, for this detailed information with respect to IAMGOLD, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Enquiries

Gold Fields:
Willie Jacobsz
+27 11 644-2460

Cheryl Martin
+1 303 796-8683

IAMGOLD:
Tom Atkins
+1 416 360 4710
toll-free +1 888 IMG 9999